UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Grupo Supervielle S.A. – Notice Calling to an Ordinary and Extraordinary Shareholders’ Meeting

RE: RELEVANT INFORMATION – Notice Calling to an Ordinary and Extraordinary Shareholders’ Meeting

To whom it may concern:

Please be informed that on the date hereof the Board of Directors of Grupo Supervielle S.A. resolved to summon an Ordinary and Extraordinary Shareholders’ Meeting to be held on April 28, 2020 at 3.00 PM, on first call, at San Martín 344 first basement, of the Autonomous City of Buenos Aires (not the Corporate Headquarters), in order to consider the following

AGENDA:

1.	Appointment of two shareholders to sign the Minutes of the Shareholders’ Meeting.

2.	Consideration of the documentation required by section 234, subsection 1 of the Law No. 19,550, for the fiscal year ended December 31, 2019.

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2019.

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2019.

5.	Consideration of the remuneration to the Board of Directors for the fiscal year ended December 31, 2019.

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2019.

7.	Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number fixed by the Shareholders’ Meeting is completed.

8.	Appointment of members of the Supervisory Committee.

9.	Allocation of the results of the fiscal year ended December 31, 2019. Consideration of: (i) the creation of Voluntary Reserves under the terms of section 70 of the General Companies Law for the future distribution of dividends and/or for future investments; and (ii) the distribution of cash dividends, as determined by the Shareholders’ Meeting.

10.	Delegation to the Board of Directors of the power to disaffect the Voluntary Reserve established for the future distribution of dividends and to determine the opporutnity, currency, term and other terms and conditions of the payment of dividends according to the scope of the delegation granted by the Shareholders’ Meeting.

11.	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2019.

12.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2020 and determination of their remuneration.

13.	Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professional and hire their services.

14.	Renewal of the delegation of powers to the Board of Directors to: (i) determine the terms and conditions of the classes and / or series of negotiable obligations to be issued under the Programme I of Global Short, Medium and / or Long-Term Negotiable Obligations for a face value of AR$ 1,000,000,000 or its equivalent in other currencies (authorized by the National Securities Commission through Resolution No. 18.041 of May 2, 2016); and (ii) carry out all the necessary procedures before the National Securities Commission, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A. and / or any other stock market in the country and / or abroad and before any comptroller authority or relevant body in Argentina and / or abroad in relation to the Programme, the issuance and the public offering of the negotiable obligations to be issued under it and the listing and / or negotiation of said negotiable obligations in the securities markets determined by the Board of Directors.

15.	Authorizations.

For the consideration of items 9, 10 and 14 of the Agenda, the Shareholders Meeting will be held as Extraordinary, while for the rest of the items of the Agenda it will be held as Ordinary.

It is hereby stated that during the fiscal year under consideration, no circumstance of those listed in the two paragraphs of section 71 of Law No. 26,831 has occurred.

Shareholders are reminded that in order to attend the Shareholders’ Meeting they must deposit proof of the book-entry shares as issued by Caja de Valores S.A., along with proof of identity and legal status, as appropriate, for registration in the Book of Attendance to Shareholders’ Meetings in Bartolomé Mitre 434, 6 floor, Autonomous City of Buenos Aires, until April 23, 2020 at 6.00 pm. At the time of registration to participate in the Shareholdes’ Meeting, Shareholders must provide the following information: full name and surname or full company name; type and number of ID or registration data with express indication of the Register at which they are registered and their jurisdiction and address indicating their nature. Same data will be provided in the case of those who attend the Shareholders’ Meeting as a representative of the owner of the shares. The documentation to be considered at the Shareholders’ Meeting is available to the Shareholders at: (i) Securities / Custody Office at the Bartolomé Mitre 434, 1st floor, Autonomous City of Buenos Aires; and (ii) upon request to the following email AsuntosSocietarios@supervielle.com.ar.

Grupo Supervielle S.A.

Responsible for Markets Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 18, 2020	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer